

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2010

Via US Mail and Facsimile: (248) 244-3870

Patricia Little
Executive Vice President and Chief Financial Officer
Kelly Services, Inc.
909 West Big Beaver Road
Troy, MI 48084

> **Re:** **Kelly Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 000-01088**

Dear Ms. Little:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If our comments request that you comply in future filings, please confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Part III Information Incorporated From Definitive Proxy Statement

1.   We note that you have not included any disclosure regarding your policies and procedures for review, approval or ratification of related party transactions as required by Item 404(b) of Regulation S-K. Please provide this disclosure in future filings.

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director